Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Cellco Partnership (d/b/a Verizon Wireless)

(dollars in millions, except ratio data)	Three Months Ended March 31, 2010
Earnings:
Pretax income from continuing operations	$4,323
Equity in income from unconsolidated entities	(17)
Noncontrolling interests	(69)
Interest expense	151
Portion of rent expense representing interest	152
Amortization of capitalized interest	17
Distributions from unconsolidated entities	13

Earnings, as adjusted	$4,570

Fixed Charges:
Interest expense	$151
Capitalized interest	136
Preferred return requirement of a consolidated subsidiary	—
Portion of rent expense representing interest	152

Fixed charges	$439

Ratio of earnings to fixed charges	10.41